EXHIBIT 2

January 12, 2000

Ms. Karen Hendricks, CEO
Baldwin Piano & Organ Co.
4680 Parkway Drive, Suite 200
Mason, OH45040-5301

Re: Shareholder Proposal

Dear Ms. Hendricks:

As you are aware, I met with Mr. John Gutfreund and Mr. Herbert Denton in December in order to discuss my request for additional Board representation and the overall performance of Baldwin. This meeting was held in New York and at the conclusion I was told that my request would be taken under advisement and that a response would be forthcoming. Subsequently, in late December, I called Mr. Gutfreund to ascertain the status of my request and was informed that a written reply would be forwarded by the New Year. As of this date I have not received a response. It appears that Baldwin lacks the requisite sense of urgency in dealing with the challenges that have plagued the Company or the issues raised by its shareholders. While due deference is given to the storied careers of the Board and management, it seems that the lack of urgency can only be attributed to the lack of personal pecuniary interest of most of their members.

With the Company's stock performance still trailing leading market indices and the apparent lack of progress in selling the remaining divisions as part of your announced three step process, it is the Bolero Partnership's position that the shareholders should be permitted to voice their desires for the future of their Company. While I understand that most shareholder proposals are precatory in nature, it is our belief that a clear statement in regard to the foregoing would refocus the Board on the task at hand, energize the process previously outlined by you, and erase any doubts as to the future of Baldwin Piano & Organ Co. As such, pursuant to the notice encompassed in the May 20, 1999, Notice of Annual Meeting of Shareholders, the Bolero Investment Group respectfully requests that the following proposal be presented to the Company's shareholders at Baldwin's 2000 Annual Meeting of Shareholders:

RESOLVED, that the shareholders of the Company hereby inform the Board of Directors that they do not approve of the Company's performance and direction and, therefore, it is the desire of the shareholders that the Board of Directors immediately take the necessary steps to achieve the sale of the Company as promptly as possible on terms which will maximize shareholder value.

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SUPPORTING STATEMENT:

Proponent believes that the sale of the remaining divisions would provide the shareholders, the true owners of the Company, with a significant premium over the Company's recent stock price. Proponent believes that the sale of the Company is the highest and best alternative for achieving a reasonable rate of return. Given the substandard performance of the Company (third quarter net loss of $1,622,000; net loss for the first three quarters of 1999 of $4,825,000, net of extraordinary gains) and with what we believe to be a lack of commitment, discipline and experience to consistently provide shareholder value, Proponent believes that further support for the Company's current course would at best lead to a continuation of mediocre returns and at worst to increased losses. Instead, Proponent recommends that the Company be sold as promptly as possible on terms which will maximize shareholder value.

Shareholders are urged to vote "FOR" the proposal.

Please advise if there are any additional requirements necessary to include this matter in the proxy materials.

Sincerely,




Kenneth W. Pavia, G.P.